Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

RECEIVED
2005 SEP -7 P 5:5

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05010940

SUPPL

Murten, 26.08.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press releases are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Preben Sundenaes
Group Finance Director

b_sec&ex322004

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press release
Murten, August 26, 2005

Takeover bid from Johnson Electric welcomed by Saia-Burgess

The Board of Directors and Group Management of Saia-Burgess have welcomed the pre-announcement published today of a takeover bid by Johnson Electric Holdings Limited, Hong Kong, a long-standing business partner of Saia-Burgess. At CHF 1,060 per share, the bid offers shareholders a fair price and the company would be able to continue to implement its hitherto successful growth strategy in future under its own name and as an independent unit within a financially and industrially strong corporate group. In light of the new situation, Saia-Burgess has postponed the Extraordinary General Meeting scheduled for August 30 to a new date, probably in mid-October 2005.

Stand-alone was no longer a viable option for Saia-Burgess

Saia-Burgess's decision to abandon its original goal of stand-alone strategy is essentially attributable to two developments: firstly, there has been a marked change in the company's shareholder structure in recent weeks. Private shareholders have sold their holdings whereas institutional investors, especially hedge funds, have built up their positions. Secondly, the company has - despite its considerable efforts - been unable to develop a stable base of investors with a long-term horizon. Both developments were ultimately attributable to the share price: private shareholders wanted to realize their gains (potential tax risk), the new institutional investors are expecting short-term gains as a result of higher takeover bids, and potential long-term investors have refrained from an investment due to the already high position held by a single shareholder.

Johnson Electric – a true alternative to stand-alone

Under the prevailing circumstances, Saia-Burgess therefore expressly welcomes the friendly initiative from Johnson Electric. The Board of Directors and Group Management are convinced that the bid offers a true alternative to stand-alone, and presents attractive opportunities for shareholders, employees and customers for the following reasons:

1. The offer of CHF 1,060 per share is within the fair value range for Saia-Burgess shares as determined in the fairness opinion by Bank Sarasin.

2. Johnson Electric will allow Saia-Burgess to implement its successful growth strategy as an independent division under its current company name and so achieve the goals set for 2008 – sales of CHF 1 billion, EBITA of CHF 100 million.
3. Saia-Burgess will in future be part of a group that is strong both in financial and industrial terms. This will open up a wide range of synergies, especially with regard to marketing, logistics and procurement.
4. The financing capacity of Johnson Electric is such that the future growth of Saia-Burgess is not detrimentally affected in any way, neither with regard to acquisitions nor research and development.
5. By way of a ruling from the federal tax authorities, Johnson Electric will seek to ensure that the problem of the indirect partial liquidation does not place private shareholders at a disadvantage in terms of taxation by comparison with large shareholders, when accepting the offer of Johnson Electric.
6. Saia-Burgess has known Johnson Electric and its main shareholder for years as a reliable and competitive supplier. The discussions on the preparation of the takeover bid have been conducted in very short time in an atmosphere of trust and have been constructive in every regard. Johnson Electric wants to retain the existing management while adding two members of its own to the present Board of Directors. Patrick Wang, Chairman and CEO of Johnson Electric, said "I believe that we can count on the Saia-Burgess management to implement their strategy and to achieve the set targets."

Recommendation of the Board of Directors to the shareholders of Saia-Burgess

The Board of Directors unanimously recommends to the shareholders of Saia-Burgess to tender their shares to Johnson Electric at the price of CHF 1,060 within the offer period. Once the public tender offer prospectus has been published, the Board of Directors will comment on it in detail in its formal report. In light of the new bid, the Board of Directors has decided to postpone the Extraordinary General Meeting it had planned for August 30. The EGM will probably be held in mid-October and shareholders will receive invitations in due course.

Saia-Burgess has been informed by Sumida Corporation that Sumida requests voting rights not only for 30'673 shares (corresponds to 5% of shares outstanding), but for the full shareholding of 150'245 shares. Saia-Burgess is diligently considering the legal aspects of this request and will respond in due time.

Please address any press enquiries to:

Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Special website 'Takeover bid'
All information in connection with the takeover bids is summarized on the special website www.saia-burgess.com/shareholders.

Saia-Burgess Group
Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Johnson Electric Group
Johnson Electric is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The group is headquatered in Hong Kong, employees over 33'000 people in 15 countries worldwide and achieved a turnover of US$ 1,144 million in the business year ending 31 March 2005. Johnson Electric is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index. For further information please visit www.johnsonelectric.com

Disclaimer
The press releases of Saia-Burgess contain forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.

saia-burgess
Smart solutions for comfort and safety

Press release
Murten, August 25, 2005

Saia-Burgess Board of Directors rejects recommendation of Takeover Board

The recommendation issued by the Takeover Board on August 23, 2005 qualifies the supplements to the employment contracts of the Group Management of Saia-Burgess (extension of the period of notice from 12 months to 24 months) as being an ineligible defensive measure. The reason given for this decision is that the extension is not in the interests of the company but rather in the interests of the Group Management.

At its teleconference today the Board of Directors of Saia-Burgess dealt with the recommendation of the Takeover Board. The Board of Directors strenuously refutes the reason given by the Takeover Board. The Board of Directors' objective in extending the employment contracts was to provide stability for the company in an environment dominated by rumours, and it in no way acted in its own interests. The decision was based on careful preparation and was considered thoroughly. The Board of Directors is convinced that it acted in the best interests of the company.

It therefore rejects the recommendation of the Takeover Board and is to take the decision to the Swiss Federal Banking Commission.

Please address any press enquiries to:

Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Special website 'Takeover bid'
All information in connection with the takeover bid is summarized on the special website www.saia-burgess.com/shareholders.

Saia-Burgess Group
Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Disclaimer
The press releases of Saia-Burgess contain forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.